FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

June 11, 2008

Item 3.	News Release

On June 11, 2008, TAG issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

June 11, 2008 – TAG Oil announced that the Cheal A6 well has commenced drilling operations and that the Company appointed Mr. John Vaccaro to act as a director of the Company effective immediately.

Item 5.	Full Description of Material Change

TAG Oil Ltd., a producing oil and gas company operating in New Zealand, announced today that the Cheal A6 well has commenced drilling today from the Cheal “A” site where the Cheal Production Station resides. The A6 well is targeting the same oil producing Mt. Messenger sands that are currently generating revenue for TAG. Drilling is expected to take approximately 14 days, followed with the drilling of the Cheal A7 well.

TAG Oil also reports that, Mr. John Vaccaro has consented to act as a director of the Company effective immediately.

Mr. Vaccaro has over 20 years of experience in the financial services industry and until 2006 he was a senior investment executive with major international brokerage firms where he directed and provided investment consulting to high net worth individuals as well as corporate and institutional clients. Since 2006, Mr. Vaccaro has established a private client consulting practice in the financial services sector.

Mr. Vaccaro is a member of the Fellowship Canadian Securities Institute and holds a diploma from the University of British Columbia in Urban Land Economics with double Majors.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of TAG is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, CEO
(604) 609-3350

Item 9.	Date of Report

June 11, 2008